SCMP GROUP

NEWSPAPER MAGAZINE RETAIL VENTURES

RECEIVED

2009 JUN 24 A 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line Direct Fax

082-03327

BY REGISTERED POST

9 June 2009

Exemption No. 33-51010

09046385

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Connected Transaction – Acquisition of Connected Debt Securities

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

CoSec\Correspondence\announcement distribution – connected transaction – Acquisition of connected debt securities 0509

SCMP Group Limited
SCMP集團有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

CONNECTED TRANSACTION
ACQUISITION OF CONNECTED DEBT SECURITIES

The Board announces that, on 8 June 2009, the Company through SCMP (1994) Limited, its wholly-owned subsidiary, acquired the Connected Debt Securities of the amount of US$1,500,000 issued by KPL Issuer from third party vendor(s) in the secondary market at the consideration (inclusive of accrued interest, transaction fees and expenses) of US$1,526,656.25 (equivalent to approximately HK$11,907,919). As the KPL Issuer is a connected person of the Company by virtue of its being an associate of Kerry Group Limited, the ultimate holding company of the Company, the acquisition constitutes a connected transaction for the Company. As the relevant percentage ratios of the consideration for the acquisition are less than 2.5%, the transaction is subject to reporting and announcement requirements of Chapter 14A of the Listing Rules.

The Board announces that, on 8 June 2009, the Company through SCMP (1994) Limited, its wholly-owned subsidiary, acquired the Connected Debt Securities issued by KPL Issuer. The KPL Issuer is a connected person of the Company by virtue of its being an associate of Kerry Group Limited (**KGL**), the ultimate holding company of the Company. The transaction constitutes a connected transaction for the Company subject to the reporting and announcement requirements of the Listing Rules.

ACQUISITION OF CONNECTED DEBT SECURITIES

On 8 June 2009, the Company through SCMP (1994) Limited, its wholly-owned subsidiary, acquired in the secondary market (over-the-counter) Connected Debt Securities of the amount of US$1,500,000 issued by KPL Issuer at the consideration (inclusive of accrued interest, transaction fees and expenses) of US$1,526,656.25 (equivalent to approximately HK$11,907,919), representing approximately 0.37% of the total outstanding amount under the KPL Guaranteed Notes. The Connected Debt Securities are debt securities. As the acquisition is made over-the-counter, the Company is not aware of the exact identities of the vendor(s) of the Connected Debt Securities.

The consideration for the Connected Debt Securities was determined with reference to market prices quoted by independent third parties (such as banks, debt securities dealers and institutional investors), having regard to the prevailing benchmark, credit spread, market liquidity and counterparty risk, where applicable, accrued coupons of the Connected Debt Securities. For the other terms of the Connected Debt Securities, they were set out in the prospectus regarding the Connected Debt Securities issued in 2006.

The Directors are of the opinion that the acquisition is on normal commercial terms, fair and reasonable and is in the interests of the Company and its Shareholders as a whole. The Connected Debt Securities will be included in the consolidated balance sheet of the Company and the interest income will be booked to the profit and loss account of the Company.

REASONS FOR, AND BENEFITS OF, THE ACQUISITION

The Group has been exploring various options, including fixed deposits, money market fund and other tri-party repo arrangements, to allocate its surplus cash in low-risk investment products with reasonable yields to maximize its investment income, one of which includes investing in longer dated instruments, particularly corporate bonds of good quality. Having studied other available comparable bonds issued by other issuers, having regard to their coupon rates, maturity dates, prices, yield-to-maturity and credit ratings of issuers, the Directors consider it prudent and in the interests of the Company and the Shareholders as a whole to invest in debt securities issued by KPL Issuer.

LISTING RULES IMPLICATIONS

The KPL Issuer is a connected person of the Company by virtue of its being an associate of KGL, the ultimate holding company of the Company. As at the date of this announcement, KGL (through its subsidiaries and controlled corporations) is interested in 1,155,061,308 Shares (which comprise both the interests in 930,061,308 Shares and the interests in 225,000,000 Shares from equity derivatives), representing approximately 74% of the issued share capital of the Company. As the relevant percentage ratios (as defined in the Listing Rules) of the consideration for the acquisition of the Connected Debt Securities are less than 2.5%, the transaction is subject to reporting and announcement requirements of Chapter 14A of the Listing Rules.

INFORMATION RELATING TO THE GROUP

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group is also involved in property investment through its subsidiaries.

INFORMATION RELATING TO THE KPL GROUP

The KPL Issuer is an indirect wholly-owned subsidiary of KPL. KPL is an investment holding company, the business interests of which are operated by its subsidiaries and associated companies. The principal activities of the KPL Group comprise (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and the PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in the PRC.

DEFINITIONS

associate(s)	has the meaning ascribed thereto under the Listing Rules
Board	the board of Directors
Company	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 583)

Connected Debt Securities	guaranteed notes (in respect of the KPL Guaranteed Notes) acquired by the Company from vendor(s) on the secondary market
connected person(s)	has the meaning ascribed thereto under the Listing Rules
Director(s)	the director(s) of the Company
Group	the Company and its subsidiaries
HK$	Hong Kong dollars, the lawful currency of Hong Kong
Hong Kong	the Hong Kong Special Administrative Region of the PRC
KPL	Kerry Properties Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange (Stock Code: 683)
KPL Group	KPL and its subsidiaries
KPL Guaranteed Notes	guaranteed notes US$420,000,000 6.375 per cent due 2016 issued on 25 August 2006 by KPL Issuer and unconditionally and irrevocably guaranteed by KPL
KPL Issuer	Gain Silver Finance Limited (a subsidiary of KPL), being the issuer of the KPL Guaranteed Notes
Listing Rules	the Rules Governing the Listing of Securities on the Stock Exchange
PRC	the People's Republic of China
Share(s)	share(s) of HK$0.10 each in the share capital of the Company
Shareholder(s)	holder(s) of the Share(s)
Stock Exchange	The Stock Exchange of Hong Kong Limited
US$	United States dollars, the lawful currency of United States of America

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 8 June 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

This announcement is available for viewing on the website of Hong Kong Exchange and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*